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                             August 28, 2023

       Craig Cecilio
       Chief Executive Officer
       Value Add Growth REIT IV, LLC
       750 B Street, Suite 1930
       San Diego, CA 92101

                                                        Re: Value Add Growth
REIT IV, LLC
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed August 1,
2023
                                                            File No. 024-12040

       Dear Craig Cecilio:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A

       General

   1. Please revise to include the disclosures pursuant to Item 304 of Regulation S-K, including:
                                                            State whether any
principal accountant has resigned or was dismissed during your two most recent
fiscal years or any subsequent interim period. In this regard, we note the change from
Tesseract Advisory Group to Fruci & Associates II, PLLC.
                                                            State whether there
were any disagreements with Tesseract Advisory Group as
                                                            defined in Item
304(a)(1)(iv) of Regulation S-K and any reportable events occurred as defined in Item
304(a)(1)(v) of Regulation S-K and prior to any resignation or dismissal.
 Craig Cecilio
Value Add Growth REIT IV, LLC
August 28, 2023
Page 2
             State whether you have consulted with Fruci & Associates II, PLLC regarding any of the matters described in Item 304(a)(2)(i) or 304(a)(2)(ii) of Regulation S-K.

       Please contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor 202-551-2544 if you have any questions.



                                                         Sincerely,
FirstName LastNameCraig Cecilio
                                                         Division of
Corporation Finance
Comapany NameValue Add Growth REIT IV, LLC
                                                         Office of Real Estate
& Construction
August 28, 2023 Page 2
cc:       Sara Hanks, Esq.
FirstName LastName